Exhibit 99.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this registration statement on Form F-10 (No. 333-209490) of our report dated February 15, 2017 relating to the Balance Sheets as at December 31, 2016 and January 1, 2016 and the Statements of Earnings and Comprehensive Income, Partners’ Equity and Cash Flows of the FCCL Partnership for the period from January 2, 2016 to December 31, 2016 and the year then ended January 1, 2016, which is included in the preliminary prospectus supplement dated March 29, 2017, incorporated by reference in such registration statement.

We also consent to the reference to us under the heading “Expert” in such registration statement.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Calgary, Alberta, Canada

March 29, 2017

PricewaterhouseCoopers LLP

111 5 Avenue SW, Suite 3100, Calgary, Alberta, Canada T2P 5L3

T: +1 403 509 7500, F: +1 403 781 1825, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.